Exhibit 99.1

Bitauto Announces Second Quarter 2019 Results

BEIJING, September 5, 2019 /PRNewswire/ — Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2019[1].

Bitauto Second Quarter 2019 Highlights

•	Revenue in the second quarter of 2019 was RMB2.79 billion (US$406.6 million), an 8.9% increase from the corresponding period in 2018.

•	Gross profit in the second quarter of 2019 was RMB1.67 billion (US$243.8 million), a 3.1% increase from the corresponding period in 2018.

•	Net loss in the second quarter of 2019 was RMB136.2 million (US$19.8 million), compared to net income of RMB27.4 million (US$4.0 million) in the corresponding period in 2018.

•	Non-GAAP net income in the second quarter of 2019 was RMB216.0 million (US$31.5 million), compared to Non-GAAP net income of RMB353.7 million (US$51.5 million) in the corresponding period in 2018.

•	Net loss attributable to Bitauto in the second quarter of 2019 was RMB145.5 million (US$21.2 million), compared to net income attributable to Bitauto of RMB2.7 million (US$0.4 million) in the corresponding period in 2018.

•	Non-GAAP net income attributable to Bitauto in the second quarter of 2019 was RMB155.3 million (US$22.6 million), compared to Non-GAAP net income attributable to Bitauto of RMB257.3 million (US$37.5 million) in the corresponding period in 2018.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “In spite of sustained weakness in new passenger vehicle sales in China, we continued to achieve steady growth in our overall business in the second quarter of 2019, with total revenue reaching RMB2.79 billion, representing an 8.9% year-over-year increase. Our transaction services business gained further market share during the quarter with revenue growing 17.2% year-over-year to RMB1.49 billion and transaction volume increasing 34% year-over-year, while China’s total sales of new passenger vehicles decreased by approximately 14.3% compared to the same period last year, according to the China Association of Automobile Manufacturers.”

“For the second quarter of 2019, we were pleased to see continuous improvement in mobile traffic as well as in the quantity and quality of our sales leads resulting from the rollout of our upgraded Bitauto media app in October last year. Our focus on enhancing user generated content (UGC) further strengthened our competitive advantage by encouraging new users to contribute content on new car models which in turn attracted more new users. According to Questmobile, in July 2019 daily active users (DAU) of the Bitauto media app increased by over 200% from October 2018. In addition, the combined DAU of both the Bitauto media app and Auto Pricing app increased by over 60% over the same period in 2018. Our total number of sales leads grew by 37% year-over-year in the second quarter of 2019, and we continued to see a significant increase in the contribution of organic sales leads, which typically feature higher conversion rates and better quality.”

“During the quarter we made substantial progress in growing new business areas and product offerings. Since launching our AI-based marketing solution in the first quarter of 2019, we have received positive feedback from our automaker customers. We expect to roll out our AI-based marketing solution to all of our automaker customers and see more meaningful revenue growth over the next few quarters. We also further expanded our network of independent dealers to over 30,000 during the second quarter with more than 3,600 paying customers as of the end of August.”

“In our transaction services business, Yixin continued to grow faster than the overall industry and further strengthened its market leadership. Yixin facilitated approximately 138,000 financed automobile transactions in the second quarter, representing a year-over-year increase of 34%, and its loan facilitation services grew over 250% year-over-year and contributed 49% of total financed automobile transactions, up from 19% in the same period last year. Yixin’s new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions facilitated during the period, reached RMB589.9 million, representing a 46.9% year-over-year increase.”

“Looking forward, we are confident in building Bitauto into China’s top online automobile media and transaction services platform as we continue to focus on our core business strategies. First, we will continue to enhance Bitauto’s value proposition through improving content and user experience on the upgraded Bitauto media app. We are also looking at ways to better promote the Bitauto brand, in order to improve brand awareness, and enlarge our user base, which we believe will strengthen our ability to bring higher quality sales leads to our automaker and dealer customers, and enable them to raise the effectiveness of their marketing spending on the Bitauto media platforms. Second, we will further rollout our AI-based marketing solution to automaker customers to achieve incremental growth in our advertising business. Third, we will drive revenue growth in our subscription business through enhancing ARPU as we migrate more dealer customers to premium and deluxe premium packages, and through expanding our dealer coverage network and increasing monetization among independent dealers. Fourth, Yixin will continue to increase its loan facilitation services, and further improve its technology capabilities to provide better products and services to consumers, financial institution partners, and auto dealers.”

Mr. Ming Xu, chief financial officer of Bitauto, said, “In the second quarter, we delivered positive top-line growth despite a challenging industry environment. More importantly, our efforts to improve traffic and content are bearing fruit, and are increasingly recognized by our automaker and dealer customers. Although these efforts led to higher operating expenses during the quarter, we believe they will bring long-term benefits to our business by enhancing the competitiveness of Bitauto’s products and services, supporting our revenue growth and reducing customer acquisition costs.”

Bitauto Second Quarter 2019 Results

Bitauto reported revenue of RMB2.79 billion (US$406.6 million) for the second quarter of 2019, representing an 8.9% increase from the corresponding period in 2018. The increase in revenue was attributable to the growth of the Company's transaction services business.

•	Revenue from the advertising and subscription business for the second quarter of 2019 was RMB1.01 billion (US$146.6 million), compared to RMB1.07 billion (US$155.5 million) in the corresponding period in 2018, mainly due to decreased marketing spending by automakers and dealers reflecting the sustained decline in new car sales.

•	Revenue from the transaction services business for the second quarter of 2019 was RMB1.49 billion (US$217.1 million), representing a 17.2% increase from RMB1.27 billion (US$185.3 million) in the corresponding period in 2018, mainly attributable to the growth of the Company’s loan facilitation services.

•	Revenue from the digital marketing solutions business for the second quarter of 2019 was RMB294.7 million (US$42.9 million), representing a 31.2% increase from RMB224.6 million (US$32.7 million) in the corresponding period in 2018.

Cost of revenue for the second quarter of 2019 was RMB1.12 billion (US$162.8 million), representing an 18.7% increase from the corresponding period in 2018. The increase was primarily due to the increase in commissions associated with loan facilitation services. Cost of revenue as a percentage of revenue in the second quarter of 2019 was 40.0%, compared to 36.7% in the corresponding period in 2018.

Gross profit for the second quarter of 2019 was RMB1.67 billion (US$243.8 million), representing a 3.1% increase from the corresponding period in 2018.

Selling and administrative expenses were RMB1.64 billion (US$238.5 million) for the second quarter of 2019, representing a 17.1% increase from the corresponding period in 2018. This increase was primarily due to the increase in marketing expenses associated with the Company’s mobile APPs and the increase in allowance for doubtful accounts receivable from the services Yixin no longer provides, due to the general economic slowdown in recent periods.

Product development expenses were RMB142.1 million (US$20.7 million) for the second quarter of 2019, representing a 12.7% decrease from the corresponding period in 2018.

Share-based compensation, which was allocated to the related line items of operating expenses, was RMB99.9 million (US$14.5 million) in the second quarter of 2019, compared to RMB151.6 million (US$22.1 million) in the corresponding period in 2018.

Loss from operations in the second quarter of 2019 was RMB48.9 million (US$7.1 million), compared to income from operations of RMB107.0 million (US$15.6 million) in the corresponding period in 2018.

Non-GAAP income from operations in the second quarter of 2019 was RMB215.4 million (US$31.4 million), compared to Non-GAAP income from operations of RMB429.1 million (US$62.5 million) in the corresponding period in 2018.

Income tax expense in the second quarter of 2019 was RMB6.7 million (US$1.0 million), compared to income tax expense of RMB73.9 million (US$10.8 million) in the corresponding period in 2018.

Net loss in the second quarter of 2019 was RMB136.2 million (US$19.8 million), compared to net income of RMB27.4 million (US$4.0 million) in the corresponding period in 2018.

Non-GAAP net income in the second quarter of 2019 was RMB216.0 million (US$31.5 million), compared to Non-GAAP net income of RMB353.7 million (US$51.5 million) in the corresponding period in 2018.

Net loss attributable to Bitauto in the second quarter of 2019 was RMB145.5 million (US$21.2 million), compared to net income attributable to Bitauto of RMB2.7 million (US$0.4 million) in the corresponding period in 2018.

Non-GAAP net income attributable to Bitauto in the second quarter of 2019 was RMB155.3 million (US$22.6 million), compared to Non-GAAP net income attributable to Bitauto of RMB257.3 million (US$37.5 million) in the corresponding period in 2018.

Basic and diluted net loss per ADS, each representing one ordinary share, in the second quarter of 2019 amounted to RMB2.06 (US$0.30) and RMB2.06 (US$0.30), respectively.

Non-GAAP basic and diluted net income per ADS in the second quarter of 2019 amounted to RMB2.17 (US$0.32) and RMB2.12 (US$0.31), respectively.

As of June 30, 2019, the Company had cash and cash equivalents and restricted cash of RMB7.45 billion (US$1.09 billion). Cash provided by operating activities, cash used in investing activities, and cash used in financing activities in the second quarter of 2019 were RMB110.3 million (US$16.1 million), RMB196.2 million (US$28.6 million), and RMB1.88 billion (US$273.8 million), respectively.

The number of employees totaled 8,396 as of June 30, 2019, including employees of entities in which Bitauto has acquired and holds controlling interests as of such date. This represented a 6.4% year-over-year increase.

As of June 30, 2019, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the second quarter of 2019 were calculated using a weighted average of 71,129,492 and 74,947,518 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Second Quarter 2019 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, continued to achieve faster growth than the industry, strengthen market leadership, and enhance competitive advantages.

As of June 30, 2019, Yixin’s accumulated total financed automobile transactions reached approximately 1.4 million and its accumulated aggregate auto financing amount exceeded RMB100 billion. As a leading player in the industry, Yixin has enjoyed leadership advantages during business development.

Despite the sustained weakness in passenger vehicle sales in China, in the second quarter of 2019, Yixin facilitated approximately 138,000 financed automobile transactions and the aggregate automobile financing amount facilitated through its loan facilitation services and self-operated financing business was approximately RMB11.01 billion (US$1.60 billion).

In the quarter, Yixin achieved faster growth than the industry. Its financed automobile transactions, both new and used, achieved an increase of approximately 34% from the corresponding period, while China’s total sales of new and used passenger vehicles decreased by approximately 7% compared to the same period last year, according to the data from China Association of Automobile Manufacturers and China Automobile Dealers Association. In the quarter, through its loan facilitation services for financing partners, Yixin facilitated approximately 67,000 financed automobile transactions, representing an increase of over 250% from the corresponding period in 2018, and approximately 49% of Yixin's total financed automobile transactions.

In the second quarter of 2019, under U.S. GAAP, Yixin’s total revenues reached RMB1.50 billion (US$218.5 million); new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions Yixin facilitated during the period, reached RMB589.9 million (US$85.9 million); gross profit reached RMB689.0 million (US$100.4 million); net income was RMB4.4 million (US$0.6 million); and Non-GAAP net income was RMB94.4 million (US$13.8 million).

In the second quarter of 2019, Yixin's Non-GAAP net income is calculated as net income excluding share-based compensation of RMB55.8 million (US$8.1 million), amortization of intangible assets resulting from asset and business acquisitions of RMB34.2 million (US$5.0 million), and offset by tax effect of RMB0.04 million (US$0.01 million). In the second quarter of 2019, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The cost of revenue and expenses that Yixin recorded for the services purchased from those subsidiaries of Bitauto amounted to RMB4.2 million (US$0.6 million).

As of June 30, 2019, Yixin had cash and cash equivalents and restricted cash of RMB4.38 billion (US$638.7 million), total finance receivables of RMB34.44 billion (US$5.02 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB27.03 billion (US$3.94 billion).

As of June 30, 2019, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions (including the third-party loan facilitations) were 1.06% and 0.58%, respectively; 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for Yixin’s self-operated financing business were 1.29% and 0.77%, respectively.

Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables for the second quarter of 2019 was RMB195.8 million (US$28.5 million). The balance of provision for credit losses of finance receivables was RMB437.3 million (US$63.7 million) as of June 30, 2019.

For the second quarter of 2019, there was an increase in allowance for doubtful accounts receivable from the services to auto dealers Yixin no longer provides. In consideration of the general economic slowdown in recent periods, Yixin made such allowance for doubtful accounts receivable. Allowance for doubtful accounts receivable was RMB137.0 million (US$20.0 million) in the second quarter of 2019, compared to RMB1.9 million (US$0.3 million) in the corresponding period in 2018. Yixin expects the allowance for doubtful accounts receivable to decrease significantly in the future.

As Bitauto's controlled subsidiary listed on the Hong Kong Stock Exchange, Yixin announced its consolidated financial statements under IFRS for the first half of 2019. In order to help investors to understand the difference between IFRS and U.S. GAAP for Yixin's operation results, a reconciliation of the IFRS data to U.S. GAAP is presented at the end of this earnings release.

Third Quarter 2019 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.65 billion (US$386.0 million) to RMB2.75 billion (US$400.6 million) in the third quarter of 2019, representing a 2.8% decrease to 0.9% increase from the corresponding period in 2018.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects the management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on September 5, 2019 U.S. Eastern Time (8:00 PM on September 5, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	5469543

A replay of the conference call may be accessed by phone at the following number until September 12, 2019:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	5469543

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributable to Bitauto and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin's Non-GAAP income from operations and Yixin’s Non-GAAP net income as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income and Non-GAAP net income attributable to Bitauto, respectively, are defined as net income/(loss) and net income/(loss) attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment loss associated with the share of equity method investments; (iv) investment loss/(income) associated with non-cash investment matters; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin's Non-GAAP income from operations is defined as income from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Yixin’s Non-GAAP net income is defined as net income excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended		For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB

	(in thousands, except for per share data)		(in thousands, except for per share data)

Revenue	2,564,316	2,791,586	5,526,347
Cost of revenue	(941,466)	(1,117,951)	(2,184,004)
Gross profit	1,622,850	1,673,635	3,342,343

Selling and administrative expenses	(1,398,450)	(1,637,159)	(3,139,482)
Product development expenses	(162,670)	(142,052)	(302,498)
Other gains, net	45,312	56,703	108,603
Income/(Loss) from operations	107,042	(48,873)	8,966

Interest income	20,902	38,627	73,946
Interest expense	(12,717)	(90,487)	(119,534)
Share of results of equity investees	(14,391)	(21,328)	(32,974)
Investment income/(loss)	421	(7,384)	115,196
Income/(Loss) before tax	101,257	(129,445)	45,600

Income tax expense	(73,871)	(6,740)	(88,937)
Net income/(loss)	27,386	(136,185)	(43,337)

Net income attributable to noncontrolling interests	17,702	1,710	54,568
Accretion to redeemable noncontrolling interests	6,995	7,586	15,089
Net income/(loss) attributable to Bitauto Holdings Limited	2,689	(145,481)	(112,994)

Non-GAAP financial data
Non-GAAP net income	353,718	216,044	500,735
Non-GAAP net income attributable to noncontrolling interests	89,407	53,110	178,192
Accretion to redeemable noncontrolling interests	6,995	7,586	15,089
Non-GAAP net income attributable to Bitauto Holdings Limited	257,316	155,348	307,454

Reconciliation of GAAP to Non-GAAP results

Income/(Loss) from operations	107,042	(48,873)	8,966
Share-based compensation	151,590	99,881	244,110
Amortization of intangible assets resulting from asset and business acquisitions	170,472	164,390	328,145
Non-GAAP income from operations	429,104	215,398	581,221

Net income/(loss)	27,386	(136,185)	(43,337)
Share-based compensation	151,590	99,881	244,110
Amortization of intangible assets resulting from asset and business acquisitions	170,472	164,390	328,145
Investment loss associated with the share of equity method investments	-	1,541	1,132
Investment loss/(income) associated with non-cash investment matters	-	7,384	(115,196)
Amortization of the BCF discount on the convertible notes	7,164	80,701	89,058
Tax effect of Non-GAAP line items	(2,894)	(1,668)	(3,177)
Non-GAAP net income	353,718	216,044	500,735

Non-GAAP net income per ADS
Basic	3.50	2.17	4.29
Diluted	3.22	2.12	4.10

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	June 30, 2019
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	4,576,820	3,741,537
Restricted cash	4,344,291	3,704,968
Accounts receivable, net	3,890,712	3,545,174
Uncollateralized finance receivables - current portion, net	5,226,642	4,852,714
Collateralized finance receivables - current portion, net	13,546,137	14,174,721
Other current assets	2,590,245	2,701,574
	34,174,847	32,720,688
Non-current assets
Restricted cash	446,108	4,502
Investments in equity investees	1,907,171	2,029,228
Investment in convertible notes	1,789,470	1,826,842
Property, plant and equipment, net	449,387	220,565
Intangible assets, net	996,941	703,565
Goodwill	532,130	861,559
Uncollateralized finance receivables - non-current portion, net	6,609,474	4,868,351
Collateralized finance receivables - non-current portion, net	11,494,820	10,519,458
Other non-current assets *	1,343,590	1,968,226
	25,569,091	23,002,296

Total assets	59,743,938	55,722,984

Liabilities
Current liabilities
Short term borrowings	12,274,038	13,448,631
Asset-backed securitization debt	10,021,333	9,015,986
Accounts payable	2,909,051	2,495,678
Other current liabilities *	3,433,227	3,283,242
	28,637,649	28,243,537
Non-current liabilities
Long term borrowings	4,626,756	3,773,073
Asset-backed securitization debt	3,764,348	1,440,411
Other non-current liabilities *	2,406,748	1,622,600
	10,797,852	6,836,084

Total liabilities	39,435,501	35,079,621

Redeemable noncontrolling interests	360,010	375,098

Total equity	19,948,427	20,268,265

Total liabilities, redeemable noncontrolling interests and equity	59,743,938	55,722,984

* The Company has adopted ASU No. 2016-02, ''Leases" beginning January 1, 2019 applying a modified retrospective transition approach with prior comparative periods not adjusted. The Company has elected not to recognize right-of-use assets and lease liabilities arising from short-term leases. As of June 30, 2019, the Company recognized a total of RMB129.9 million for operating lease right-of-use assets, a total of RMB79.9 million for current operating lease liabilities and a total of RMB40.1 million for non-current operating lease liabilities on consolidated balance sheets.

Yixin

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	For the Six Months Ended
	June 30, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Revenue	3,161,739	-	3,161,739
Cost of revenue	(1,629,783)	-	(1,629,783)
Gross profit	1,531,956	-	1,531,956

Selling and administrative expenses	(1,315,376)	(20,856)	(1,336,232)
Product development expenses	(103,578)	(74)	(103,652)
Other gains, net	50,636	-	50,636
Income from operations	163,638	(20,930)	142,708

Interest income	50,509	-	50,509
Interest expense	(25,154)	1,478	(23,676)
Share of results of equity investees	(712)	-	(712)
Income before tax	188,281	(19,452)	168,829

Income tax expense	(65,140)	5,263	(59,877)
Net income	123,141	(14,189)	108,952

Reconciliation of GAAP to Non-GAAP results

	For the Six Months Ended
	June 30, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Income from operations	163,638	(20,930)	142,708
Share-based compensation	141,180	-	141,180
Amortization of intangible assets resulting from asset and business acquisitions	78,925	(1,161)	77,764
Non-GAAP income from operations	383,743	(22,091)	361,652

Net income	123,141	(14,189)	108,952
Share-based compensation	141,180	-	141,180
Amortization of intangible assets resulting from asset and business acquisitions	78,925	(1,161)	77,764
Tax effect of Non-GAAP line items	(82)	-	(82)
Non-GAAP net income	343,164	(15,350)	327,814